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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52895

RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAA Ventures, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Moody Building, 2nd & Main
(No. and Street)

Canadian	Texas	79014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salem A. Abraham (806) 323-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200	Hunt Valley	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Salem A. Abraham, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of SAA Ventures, LP, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member of Salem Abraham, LLC,
General Partner of SAA Ventures, LP
Title

Notary Public

LEANN SHERMAN
NOTARY PUBLIC
State of Texas
Comm. Exp.06-16-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAA VENTURES, LP

ANNUAL REPORT

December 31, 2003

SAA VENTURES, LP

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Partners
SAA Ventures, LP

We have audited the accompanying statement of financial condition of SAA Ventures, LP (the Partnership) as of December 31, 2003, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAA Ventures, LP as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2004

SAA VENTURES, LP
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS	
Cash	$ 55,017
Cash deposits with brokers	322,538
Receivable from broker	10,213,043
Securities, at market value	4,900,936
Unrealized gain on open security futures contracts	17,430
Office furniture and equipment, net of accumulated depreciation of $114,581	128,179
Exchange membership and clearing corporation stock, at cost	456,982
Total assets	$16,094,125
LIABILITIES	
Cash deficit at broker	$ 9,488,903
Payable to broker	6,219
Securities sold short, at market value	4,358,876
Unrealized loss on open futures contracts	47,330
Accounts payable	79,650
Total liabilities	13,980,978
PARTNERS' CAPITAL	
General Partner	21,132
Limited Partner	2,092,015
Total partners' capital	2,113,147
Total liabilities and partners' capital	$16,094,125

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

REVENUE	
Trading gains, net	$3,409,086
Interest income	23,481
Dividend income	40,663
Total revenue	3,473,230
EXPENSES	
Commissions	762,355
Floor brokerage, exchange and clearance fees	1,311,237
Communications and data processing	576,931
Regulatory fees and expenses	38,677
Dividends on securities sold short	56,564
Interest	127,596
Administrative and overhead expenses	353,693
Employee compensation and benefits	285,584
Depreciation	64,393
Other expenses	16,776
Total expenses	3,593,806
OTHER REVENUE (EXPENSE)	
Gain from donation of asset	138,454
Donation of asset	(140,000)
Total other revenue (expense)	(1,546)
NET (LOSS)	$ (122,122)

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2003

	General Partner	Limited Partner	Total
Balances at December 31, 2002	$20,353	$2,014,916	$2,035,269
Net (loss)	(1,221)	(120,901)	(122,122)
Contributions	3,150	311,850	315,000
Withdrawals	(1,150)	(113,850)	(115,000)
Balances at December 31, 2003	$21,132	$2,092,015	$2,113,147

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash flows from (for) operating activities	
Net (loss)	$ (122,122)
Adjustments to reconcile net (loss) to net cash (for) operating activities:	
Gain from donation of asset	(138,454)
Donation of asset	140,000
Depreciation	64,393
Sale of securities, net	98,705
Change in operating assets and liabilities:	
Change in unrealized loss on open futures contracts	56,030
Change in unrealized (gain) on securities	(55,460)
Change in unrealized (gain) on security futures contracts	(17,430)
Receivable from broker	(10,149,718)
Payable to broker	1,510
Accounts payable	(2,965)
Net cash (for) operating activities	(10,125,511)
Cash flows (for) investing activities	
Purchase of office furniture and equipment	(10,456)
Cash flows from (for) financing activities	
Contributions from partners	318,708
Withdrawals by partners	(115,000)
Net cash from financing activities	203,708
Net (decrease) in cash	(9,932,259)
Cash – beginning of year	820,911
Cash – end of year	$ (9,111,348)
Cash – end of year consists of:	
Cash	$ 55,017
Cash deposits with brokers	322,538
Cash deficit at broker	(9,488,903)
Total end of year cash	$ (9,111,348)
Supplemental cash flow information:	
Interest paid	$ 127,596

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Partnership

SAA Ventures, LP (the Partnership) is a Texas limited partnership which was organized on March 19, 1997. During 2000, the Partnership registered with the Securities and Exchange Commission as a broker and dealer in securities and became a member of the Pacific Exchange. The Partnership's primary activity is proprietary trading in securities and futures contracts for its own account.

The General Partner of the Partnership is Salem Abraham, LLC, which conducts and manages the business of the Partnership. In accordance with the Agreement of Limited Partnership, the General Partner is entitled to receive a management fee, however, during 2003, the General Partner waived the entire management fee to which it was entitled.

B. Method of Reporting

The Partnership's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management.

C. Cash

The Partnership maintains cash at a bank. At times, balances on deposit may be in excess of available federal deposit insurance of $100,000.

D. Futures Contracts

Gains or losses on futures contracts, including security futures contracts, are realized when contracts are liquidated. Net unrealized gains or losses on open contracts (the difference between contract trade price and quoted market price) are reflected in the statement of financial condition. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commissions are charged to expense when contracts are opened.

E. Securities

Securities owned or sold short are valued at the last reported sales price on the valuation date. Security transactions are recorded on the trade date. Realized gains and losses from security transactions are determined using the identified cost method. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commissions are charged to expense as incurred. Dividends are recorded on the ex-dividend date.

F. Exchange Membership and Clearing Corporation Stock

Exchange membership and clearing corporation stock is carried at cost or at a lesser amount when there is a permanent impairment of value.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G. Office Furniture and Equipment

Office furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of 3, 5 or 7 years.

H. Income Taxes

The Partnership prepares a United States (U.S.) information tax return and reports to the partners their allocable shares of the Partnership's revenues and expenses.

I. Foreign Currency Transactions

The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Note 2. DEPOSITS WITH BROKERS

A majority of the Partnership's assets are on deposit with brokers and dealers in securities and futures commission merchants (brokers). Assets deposited with brokers are subject to credit risk. In the event of a broker's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 3. RELATED PARTY TRANSACTIONS

The Partnership is one of several affiliated entities that are commonly controlled.

The Partnership has an office expense agreement with an affiliate to pay approximately $260,000 per year for reimbursement of various office expenses. Such amount is included in administrative and overhead expenses in the statement of operations. The Partnership also has a medical insurance reimbursement agreement with an affiliate to reimburse the affiliate for premiums paid on behalf of employees of the Partnership. The amount of medical insurance premiums reimbursed to the affiliate during 2003 was $47,703 and is included in employee compensation and benefits in the statement of operations.

Note 4. TRADING ACTIVITIES AND RELATED RISKS

The Partnership trades securities and futures contracts for its own account. The Partnership also sells securities not owned at the time of sale (a "short sale"). Risks arise from short sales due to the possible illiquidity of the securities markets and from potential adverse movements in security values. Theoretically, short sales expose the Partnership to potentially unlimited liability as the Partnership's ultimate obligation to purchase a security sold short may exceed the amount recorded in the statement of financial condition.

For futures contracts, risks arise from changes in the market value of the contracts. Theoretically, the Partnership is exposed to a market risk equal to the notional contract value of futures contracts purchased and unlimited liability on such contracts sold short.

Note 5. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 8 to 1. At December 31, 2003, the Partnership had net capital of $1,477,411, which is $1,377,411 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is 0.06 to 1.

SUPPLEMENTARY INFORMATION

SAA VENTURES, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Total partners' capital	$ 2,113,147
Deduct items not allowable for net capital	
Office furniture and equipment	(128,179)
Exchange membership and clearing corporation stock	(456,982)
Haircuts on securities	(50,575)
Net capital	$ 1,477,411
Minimum net capital required – 6.67% of aggregate indebtedness (Note 1, below)	$ 5,727
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$ 1,477,411
Minimum net capital requirement	100,000
Excess net capital	$ 1,377,411
Total aggregate indebtedness	$ 85,869
Ratio of aggregate indebtedness to net capital	0.06 to 1
Reconciliation with Partnership's computation:	
Net Capital as reported by the Partnership in Part II A of Form X-17a-5 as of December 31, 2003 (unaudited)	$ 296,407
Adjustment to haircuts on securities	1,181,004
Net capital shown above	$ 1,477,411

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2003 is as follows:

Total liabilities	$13,980,978
Less indebtedness adequately collateralized	13,895,109
Aggregate indebtedness	$ 85,869

See accompanying notes to financial statements and independent auditor's report.

SAA VENTURES, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

The Partnership does not file information in accordance with Rule 15c3-3 as it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Therefore, SAA Ventures, LP claims the k(2)(ii) exemption in relation to Rule 15c3-3.

See accompanying notes to financial statements and independent auditor's report.

SAA VENTURES, LP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2003

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
SAA Ventures, LP

In planning and performing our audit of the financial statements and supplementary information of SAA Ventures, LP (the Partnership), for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Pacific Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 14, 2004